Exhibit (a)(1)(D)

Form of Confirmation to Eligible Employees

Fluidigm Corporation (“Fluidigm”) has received your election form via [Fluidigm’s offer website]/[email (as a PDF)]/[mail (or other post) or Federal Express (or similar delivery service)] by which you elected to accept or reject Fluidigm’s offer to exchange certain outstanding options for new awards (the “offer”) with respect to some or all of your outstanding Eligible Option Grants, subject to the terms and conditions of the offer.

Your election has been recorded as follows:

Name:

Employee ID:

Date and Time:

Countries of Residence and/or Principal Work Location:

Eligible Option Grant							New Award Grant
Grant Number	Grant Date	Per Share Exercise Price	Grant Type	Shares Underlying Eligible Option Grant	Vested Shares Underlying Eligible Option Grant	Unvested Shares Underlying Eligible Option Grant	New Award Type	Shares Underlying New Award Grant	Election

If you change your mind regarding your election, you may change your election to accept or reject the offer with respect to some or all of your Eligible Option Grants by submitting a new, properly completed, signed and dated election form. The new election form must be delivered via Fluidigm’s offer website at https://fluidigm.equitybenefits.com (other than Eligible France Employees and Eligible Italy Employees), via email (as a PDF) at stockoptionexchange@fluidigm.com, or via mail (or other post) or Federal Express (or similar delivery service) to Sarah Whaley, Head of Total Rewards (Global), Fluidigm Corporation, 7000 Shoreline Court, Suite 100, South San Francisco, CA 94080 U.S.A., no later than the Expiration Date, currently expected to be 9:00 p.m., U.S. Pacific Time, on September 20, 2017.

Only election forms that are properly completed, signed, dated and actually received by Fluidigm via the offer website (other than Eligible France Employees and Eligible Italy Employees), email (as a PDF), mail (or other post), or Federal Express (or similar delivery service) on or before the Expiration Date will be accepted. Election forms submitted by any other means, including hand delivery or interoffice delivery are not permitted. Due to applicable requirements under local law, Eligible France Employees and Eligible Italy Employees may not submit election forms via Fluidigm’s offer website but instead only by email (as a PDF), mail (or other post) or Federal Express (or similar delivery service). If you have any questions, please direct them to Varaprasad Gedipudi at stockoptionexchange@fluidigm.com or by phone at +1-408-582-4544.

Please note that our receipt of your election form is not by itself an acceptance of your Eligible Options for exchange. For purposes of the offer, Fluidigm will be deemed to have accepted Eligible Options for exchange that are validly tendered and not properly withdrawn as of the time Fluidigm gives oral or written notice to the option holders generally of its acceptance of options for exchange. Fluidigm may issue this notice of acceptance by press release, email or other method of communication. Eligible Options accepted for exchange will be cancelled on the Cancellation Date, which we presently expect will be September 20, 2017. Fluidigm’s formal acceptance of the properly tendered Eligible Options is expected to take place shortly after the expiration of the offer.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Awards (the “Offer to Exchange”); (2) the launch email from FluidigmExchange@equitybenefits.com, dated August 23, 2017, announcing the offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Fluidigm’s offer website at https://fluidigm.equitybenefits.com, or by contacting Varaprasad Gedipudi at stockoptionexchange@fluidigm.com or by phone at +1-408-582-4544.